March 29, 2011

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Ener1, Inc.
Registration Statement on Form S-3
Filed February 11, 2011
File No. 333-172169

Dear Mr. Mancuso:

Ener1, Inc. is pleased to respond to your letter dated March 1, 2011. Please see the following restatement of the comments described in the letter and our responses thereto.

Prospectus Summary, page 3

1.	Please prominently highlight in your prospectus summary your assets and your net loss for the most recently completed fiscal year.

Response:      We have revised the prospectus summary to highlight prominently our assets and net loss for the fiscal year ended December 31, 2010, our most recently completed fiscal year.  Please note that we have further revised the prospectus to include updated information and disclosures contained in our Form 10-K for the year ended December 31, 2010, which was filed on March 10, 2011.

2.
Please tell us the basis for highlighting Volvo as a “significant prospective customer” in this section and in the second risk factor on page 13. Include in your response the objective criteria you used to select which prospective customers to identify in these sections, whether any other prospective customers satisfy those criteria, and how you concluded that highlighting this prospective customer provides investors a balanced presentation of your business.

Response:      Volvo has purchased batteries from Ener1, and so has become an actual customer.  Accordingly, we have revised our prospectus to describe them as such, and no longer use the words “significant” or “prospective” in such description. This disclosure is consistent with the information contained in our Form 10-K for the year ended December 31, 2010.

Selling Shareholders, page 18

3.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Response:      In Selling Securityholder Questionnaires that were completed and returned to us by each selling shareholder, Goldman Sachs Palmetto State Credit Fund L.P. and Liberty Harbor Special Investments, LLC have stated that (1) they are not broker dealers, (2) they are affiliated with a broker dealer and (3) they each purchased the securities being registered for resale in the ordinary course of business and, at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. We have revised the prospectus to include this disclosure.  The remaining selling shareholders have each stated in Selling Securityholder Questionnaires that (1) they are not broker dealers and (2) they are not affiliated with a broker dealer.

Experts, page 22

4.	Please file the consent of your auditors for your use of the December 31, 2007 information mentioned in the second paragraph.

Response:   Following the filing of our Form 10-K for the year ended December 31, 2010 which, as noted above, occurred on March 10, 2011, our 2007 financial statements will no longer be incorporated into the prospectus and we have revised the section titled “Incorporation by Reference” accordingly. Since we will not require the consent of our auditors for the use of December 31, 2007 information, we have also revised the second paragraph of the “Experts” section in the prospectus to reflect that change.

Incorporation by Reference, page 23

5.	Please update the financial statements as required by Regulation S-X Rule 3-12.

Response:      As noted above, our Form 10-K filed on March 10, 2011 updated the financial statements incorporated by reference into our prospectus as required by Regulation S-X Rule 3-12.  We have filed an updated consent from PricewaterhouseCoopers LLP, our auditors, for incorporation by reference into the registration statement of their report dated March 10, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting.

In responding to the Staff’s comments on the Registration Statement, we acknowledge our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. When we request acceleration of the Registration Statement, we will provide a written statement acknowledging the points referenced in your letter.

We would be pleased to discuss the foregoing response to the extent you require clarification or additional information. Please feel free to contact me at (212) 920-3500 ext. 104 or, in my absence, Robert Mazzeo or David Song of Mazzeo Song & Bradham LLP at (212) 599-0700.

Sincerely,

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.